UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): March 13, 2018

FAIRMOUNT SANTROL HOLDINGS INC.

(Exact name of registrant as specified in its charter)

Delaware	001-36670	34-1831554
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

8834 Mayfield Road, Chesterland, Ohio	44026
(Address of Principal Executive Offices)	(Zip Code)

(800) 255-7263

Registrant’s telephone number, including area code

Not Applicable

Former name or former address, if changed since last report

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter)

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 8.01.	Other Events.

As previously disclosed, on December 11, 2017, Fairmount Santrol Holdings Inc. (“Fairmount Santrol”), SCR-Sibelco NV, a Belgian public company (“Sibelco”), Unimin Corporation, a wholly owned subsidiary of Sibelco, Bison Merger Sub, Inc., a wholly owned subsidiary of Unimin (“Merger Sub 1”), and Bison Merger Sub I, LLC, a wholly owned subsidiary of Unimin (“Merger Sub 2” and, together with Merger Sub 1, the “Merger Subs”), entered into an Agreement and Plan of Merger (the “Merger Agreement”). Pursuant to the terms of the Merger Agreement and subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement, Fairmount Santrol and Sibelco have agreed to effect a strategic combination of their respective businesses by: (i) merging Merger Sub 1 with and into Fairmount Santrol (the “First Merger”), with Fairmount Santrol continuing as the surviving corporation (the “Surviving Corporation”), and (ii) upon the effective time of the First Merger, merging the Surviving Corporation with and into Merger Sub 2 (the “Second Merger” and, together with the First Merger, the “Merger”), with Merger Sub 2 continuing as the surviving company as a wholly owned subsidiary of Unimin.

On March 13, 2018, the U.S. Federal Trade Commission granted early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), with respect to the Merger. The grant of early termination is effective as of March 13, 2018 and satisfies one of the conditions to the closing of the Merger.

On March 14, 2018, Fairmount Santrol issued a press release announcing the early termination of the waiting period under the HSR Act. A copy of the press release is attached as Exhibit 99.1 and is incorporated herein by reference.

The consummation of the Merger remains subject to other customary closing conditions, including (i) the approval of the Merger by holders of a majority in voting power of the outstanding shares of Fairmount Santrol common stock, (ii) the absence of any law, injunction or certain other legal impediments to the consummation of the Mergers, (iii) the receipt of specified required regulatory approvals in agreed jurisdictions outside of the United States, (iv) subject to certain materiality and other qualifications, the accuracy of representations and warranties made by Fairmount Santrol and each of Sibelco, Unimin and the Merger Subs, (v) the performance in all material respects by Fairmount Santrol, Unimin, Sibelco and the Merger Subs, respectively, of its obligations under the Merger Agreement, (vi) the registration statement on Form S-4 used to register the Unimin Common Stock to be issued in the First Merger being declared effective by the Securities and Exchange Commission (“SEC”), (vii) the approval for listing on the New York Stock Exchange of the Unimin common stock to be issued in the First Merger, (viii) the HPQ Carve-out (as defined in the Merger Agreement), and (ix) the receipt of a tax opinion from tax counsel as to the tax-free nature of each of the Mergers.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

Certain statements contained in this Current Report on Form 8-K constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements represent Fairmount Santrol’s expectations or beliefs concerning future events, and it is possible that the results described in this Current Report on

Form 8-K will not be achieved. These forward-looking statements are subject to risks, uncertainties and other factors, many of which are outside of Fairmount Santrol’s control that could cause actual results to differ materially from the results discussed in the forward-looking statements. These factors include: legal, regulatory and other matters that may affect the timing of Fairmount Santrol’s ability to complete the Merger, or Unimin, if at all, including the inability to complete the Merger due to the failure to obtain Fairmount Santrol stockholder approval or governmental or regulatory clearances; prior to the completion of the Merger, Fairmount Santrol’s and/or Unimin’s respective businesses experiencing disruptions due to transaction-related uncertainty or other factors making it more difficult to maintain relationships with employees, business partners or governmental entities; the ability of Unimin and Fairmount Santrol to integrate their businesses successfully and to achieve anticipated synergies and the anticipated cost, timing and complexity of integration efforts; the future financial performance, anticipated liquidity and capital expenditures of the combined company and other risks related to the operation of the combined company; changes in prevailing economic conditions, including continuing pressure on and fluctuations in demand for, and pricing of, Fairmount Santrol’s products; loss of, or reduction in business from Fairmount Santrol’s largest customers or their failure to pay Fairmount Santrol; possible adverse effects of being leveraged, including interest rate, event of default or refinancing risks, as well as potentially limiting Fairmount Santrol’s ability to invest in certain market opportunities; the level of cash flows generated to provide adequate liquidity; Fairmount Santrol’s ability to successfully develop and market new products, including Propel SSP®; Fairmount Santrol’s rights and ability to mine its property and Fairmount Santrol’s renewal or receipt of the required permits and approvals from government authorities and other third parties; Fairmount Santrol’s ability to implement and realize efficiencies from capacity expansion plans, facility reactivation and cost reduction initiatives within its time and budgetary parameters; expectations regarding results of railcar contract renegotiations; increasing costs or a lack of dependability or availability of transportation services or infrastructure and geographic shifts in demand; changing legislative and regulatory initiatives relating to Fairmount Santrol’s business, including environmental, mining, health and safety, licensing, reclamation and other regulation relating to hydraulic fracturing (and changes in their enforcement and interpretation); silica-related health issues and corresponding litigation; seasonal and severe weather conditions; and other operating risks that are beyond Fairmount Santrol’s control.

Any forward-looking statement speaks only as of the date on which it is made, and, except as required by law, Fairmount Santrol does not undertake any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. New factors emerge from time to time, and it is not possible for Fairmount Santrol to predict all such factors. When considering these forward-looking statements, you should keep in mind the risk factors and other cautionary statements in Fairmount Santrol’s filings with the SEC. The risk factors and other factors noted in Fairmount Santrol’s filings with the SEC could cause our actual results to differ materially from those contained in any forward-looking statement.

Additional Information

In connection with the proposed transaction, a registration statement on Form S-4 will be publicly filed with the SEC. FAIRMOUNT SANTROL STOCKHOLDERS ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER. The final proxy statement/prospectus will be mailed to stockholders of Fairmount Santrol. Investors and security holders will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov, or from Fairmount Santrol at its website, www.fairmountsantrol.com, or by contacting Indrani Egleston at 440-214-3219 or Matthew Schlarb at 440-214-3284.

Participants in Solicitation

Fairmount Santrol and its respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the Merger. Information concerning Fairmount Santrol’s participants is set forth in the proxy statement, dated April 6, 2017, for Fairmount Santrol’s 2017 Annual Meeting of stockholders as filed with the SEC on Schedule 14A. Additional information regarding the interests of such participants in the solicitation of proxies in respect of the Merger will be included in the registration statement and proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Item 9.01	Exhibits.

(d)    Exhibits.

Exhibit Number	Description

99.1	Press Release, dated as of March 14, 2018

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Fairmount Santrol Holdings Inc.
(Registrant)

By:	/s/ David J. Crandall
David J. Crandall
Executive Vice President, General Counsel and Secretary

Date: March 14, 2018